*AB 3/11

[redacted]

15048426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH., D.C.
194
SECTION

SEC FILE NUMBER
~~8-50935~~

8-36420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

MERRIMAN CAPITAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Montgomery Street, 16th Floor
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Febbo — 415-248-5603 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name - if individual, state last, first, middle name)

750 Third Avenue, 11th Floor	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

PB 3/13/15

OATH OR AFFIRMATION

I, William J. Febbo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Merriman Capital, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Principal Financial Officer

Title

Notary Public

ERICA ANNE NAGY
Notary Public - State of New York
NO. 01NA6311196
Qualified in New York County
My Commission Expires Sep 8, 2018

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

MERRIMAN CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

PUBLIC DOCUMENT

*****

Filed pursuant to Rule 17a-5(e)(3) as a Public Document

MERRIMAN CAPITAL, INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Merriman Capital, Inc.

We have audited the accompanying statement of financial condition of Merriman Capital, Inc. as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Merriman Capital, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Merriman Capital, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statement, the company has recurring losses, negative cash flows from operations, and an accumulated deficit as of December 31, 2014. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Marcum LLP

New York, NY
February 26, 2015

MERRIMAN CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets		
Cash and cash equivalents	$ 1,641,849	
Securities owned:		
Marketable, at fair value	210,267	
Non-marketable, at estimated fair value	1,473,459	
Restricted cash	250,000	
Due from clearing broker	36,407	
Accounts receivable, net	469,991	
Secured demand notes receivable	639,000	
Equipment and fixtures, net	91,407	
Prepaid expenses and other assets	134,094	
Total Assets		$ 4,946,474
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable	$ 246,456	
Commissions payable	298,547	
Accrued expenses and other	543,446	
Deferred rent	542,275	
Deferred revenue	84,088	
Due to parent	128,354	
Secured demand notes payable	639,000	
Temporary subordinated loan	495,000	
Subordinated borrowings from parent	1,950,000	
Total Liabilities		$ 4,927,166
Shareholders' Equity		
Common stock, no par value, 100,000 shares authorized; 45,921 shares issued and outstanding	35,000	
Additional paid-in capital	28,797,447	
Accumulated deficit	(28,813,139)	
Total Shareholders' Equity		19,308
Total Liabilities and Shareholders' Equity		$ 4,946,474

The accompanying notes are an integral part of this financial statement.

NOTE 1 – DESCRIPTION OF BUSINESS

Merriman Capital, Inc. (the "Company" or "MCI") is an investment bank and securities broker-dealer focusing on fast growing public and private companies and the entrepreneurs who manage those companies. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is a 99.9% owned subsidiary of Merriman Holdings, Inc. (the "Parent"). The Company's corporate office is located in San Francisco, California.

NOTE 2 – GOING CONCERN/LIQUIDITY

As of December 31, 2014, liquid assets consisted primarily of cash and cash equivalents of approximately $1,642,000 and marketable securities of approximately $210,000, totaling approximately $1,852,000. For the year ended December 31, 2014, the Company had negative cash flows from operations of approximately $91,000. The Company has reported recurring losses in the past and a substantial loss during 2014 of approximately $1,185,000. As of December 31, 2014, the Company had an accumulated deficit of approximately $28,813,000. These facts raise substantial doubt as to the Company's ability to continue as a going concern.

The accompanying financial statements have been prepared assuming the Company will continue on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and do not include any adjustments that might result from uncertainty about the Company's ability to continue as a going concern.

Management's plan to alleviate the going-concern uncertainty includes, but is not limited to, the issuance of equity and debt instruments for working capital. The Company's continued existence is also dependent upon its ability to increase revenues generated from operations which will enable the Company to achieve a profitable level of operations.

If anticipated operating results are not achieved, management has the intent, and believes it has the ability, to further delay or reduce expenditures. In such case, the further reduction in operating expenses might need to be substantial. Failure to generate sufficient cash flows from operations, raise additional capital, or reduce certain discretionary spending would have a material adverse effect on the Company's ability to achieve its intended business objectives. The Company can give no assurance that it will be successful in its plans and can give no assurance that additional financing will be available on terms advantageous to the existing terms or that additional financing will be available at all.

NOTE 2 - GOING CONCERN/LIQUIDITY (CONTINUED)

Should the Company not be successful in obtaining the necessary financing to fund its operations, the Company would need to curtail certain or all of its operational activities and/or contemplate the sale of its assets if necessary.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS AND PRESENTATION

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Significant estimates include stock-based compensation, allowance for the deferred tax asset and the Company's Level 3 securities.

For the purpose of presentation, except for the tables in Notes 4, 5, 9 and 12, dollar amounts displayed in these Notes to Financial Statements are rounded to the nearest thousand.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

RESTRICTED CASH

Restricted cash as of December 31, 2014 included cash on deposit with the Company's clearing organization.

DUE FROM/TO CLEARING BROKER

The Company clears all of its brokerage transactions through other broker-dealers on a fully disclosed basis. Due from clearing broker amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organizations as deemed necessary.

On July 30, 2014 the Company received a notice of termination from its clearing firm Pershing LLC. On November 13, 2014, the Company signed a clearing agreement with COR Clearing LLC which was approved by FINRA on January 7, 2015.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SECURITIES OWNED

"Securities owned" in the statement of financial condition consists of financial instruments carried at fair value with related unrealized gains or losses recognized in principal transactions in the statement of operations. The securities owned are classified into "Marketable" and "Nonmarketable." Marketable securities are those that can readily be sold, either through a stock exchange or through a direct sales arrangement. Nonmarketable securities are typically securities restricted under the Federal Securities Act of 1933 provided by SEC Rule 144 (Rule 144), including the requisite holding period or have some restriction on their sale whether or not a buyer is identified.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, restricted cash, due from/to clearing broker, accounts receivable, receivable from parent, accounts payable, commission payable, accrued expenses, and subordinated borrowing from Parent, approximate their fair values.

FAIR VALUE MEASUREMENT - DEFINITION AND HIERARCHY

The Company follows the provisions of ASC 820, "*Fair Value Measurement and Disclosures*", for its financial assets and liabilities. Under ASC 820, Fair value is defined as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Level 1 - Unadjusted, quoted prices are available in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly-traded mutual funds with quoted market prices, and listed derivatives.

Level 2 - Pricing inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets that are generally included in this category are stock warrants for which market-based implied volatilities are available, and unregistered common stock.

Level 3 - Pricing inputs are both significant to the fair value measurement and unobservable. These inputs generally reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Fair valued assets which are generally included in this category are stock warrants for which market-based implied volatilities are not available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, and a description of valuation techniques, see Note 4.

ACCOUNTS RECEIVABLE

Accounts receivable are recorded at the invoiced amount and do not bear interest. To the extent deemed necessary, the Company maintains an allowance for estimated losses for the inability of clients to make required payments. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Company considers factors, such as historical collections, a client's current creditworthiness, the age of the receivable balance, and general economic conditions that may affect a client's ability to pay.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EQUIPMENT AND FIXTURES

Equipment and fixtures are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization, including amortization of capital leases, are computed using the straight-line method over useful lives of three years. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease or the service lives of the improvements.

CONCENTRATIONS

Substantially all of the Company's cash and cash equivalents are held at two major U.S. financial institutions. The majority of the Company's cash equivalents consist of short-term marketable securities. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand.

As of December 31, 2014, the Company held concentrated positions in one security with total fair value $206,000. The price of this security is highly volatile.

As of December 31, 2014, the Company did not hold concentrated positions in accounts receivable with any one client which exceeded 10% of total accounts receivable.

NOTE 4 - FAIR VALUE OF ASSETS AND LIABILITIES

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

CORPORATE EQUITIES

Corporate equities are comprised primarily of exchange-traded equity securities that the Company takes selective proprietary positions based on expectations of future market movements and conditions.

NOTE 4 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

CORPORATE EQUITIES (CONTINUED)

Also, as compensation for investment banking services, the Company frequently receives common stock of the client as an additional compensation to cash fees. The common stock is typically issued prior to a registration statement is effective. The Company classifies these securities as "not readily marketable securities" as they are restricted stock and may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements to qualify under the exemption to Rule 144, including the requisite holding period. Once a registration statement covering the securities is declared effective by the SEC or the securities have satisfied the Rule 144 requirements, the Company classifies them as "marketable securities."

Typically, the common stock is traded on stock exchanges and most are classified as Level 1 securities. The fair value is based on observed closing stock price at the measurement date. As of December 31, 2014, the fair value of this type of securities included in securities owned in the statements of financial condition is approximately $210,000.

Certain securities are traded infrequently and therefore do not have observable prices based on actively traded markets. These securities are classified as Level 3 securities, if pricing inputs or adjustments are both significant to the fair value measurement and unobservable.

As of December 31, 2014, the fair value of this type of securities included in securities owned in the statements of financial condition is approximately $282,000.

STOCK WARRANTS

Also as partial compensation for investment banking services, the Company may receive stock warrants issued by the client. Stock warrants provide their holders with the right to purchase stock in a company. If the underlying stock of the warrants is freely tradable, the warrants are considered to be marketable. If the underlying stock is restricted, subject to a registration statement or to satisfying the requirements for a Rule 144 exemption, the warrants are considered to be non-marketable. Such positions are considered illiquid and do not have readily determinable fair values, and therefore require significant management judgment or estimation.

NOTE 4 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

STOCK WARRANTS (CONTINUED)

The fair value of the stock warrants is determined using the Black-Scholes model or similar valuation techniques. Valuation inputs used in the Black-Scholes model include observable inputs such as interest rate, expected term and market price of the underlying stock, in addition to unobservable inputs such as stock volatility. Generally, a change in stock volatility results in a directionally similar change in fair value. As these require significant management assumptions, they are classified as Level 3 securities.

As of December 31, 2014, the fair value of this type of securities included in securities owned in the statement of financial condition is approximately $1,191,000.

UNDERWRITERS' PURCHASE OPTIONS

The Company may receive partial compensation for its investment banking services also in the form of underwriters' purchase options ("UPOs"). UPOs are identical to warrants other than with respect to the securities for which they are exercisable. UPOs grant the holder the right to purchase a "bundle" of securities, including common stock and warrants to purchase common stock. UPOs grant the right to purchase securities of companies for which the Company acted as an underwriter to account for any overallotment of these securities in a public offering. Such positions are considered illiquid and do not have readily determinable fair values, and therefore require significant management judgment or estimation.

The fair value of the UPOs is determined using the Black-Scholes model or similar technique, applied in two stages. The first stage is to determine the value of the warrants contained within the "bundle" which is then added to the fair value of the stock within the bundle. Once the fair value of the underlying "bundle" is established, the Black-Scholes model is used again to estimate a value for the UPOs. The fair value of the "bundle" as estimated by Black-Scholes in the first stage is used instead of the price of the underlying stock as one of the inputs in the second stage of the Black-Scholes. Valuation inputs used in the Black-Scholes model include observable inputs such as interest rate; stock expected term and market price of the underlying stock, in addition to unobservable inputs such as stock volatility. Generally, a change in stock volatility results in a directionally similar change in fair value. The use of the valuation techniques requires significant management assumptions and therefore UPOs are classified as Level 3 securities.

As of December 31, 2014, there were no UPOs held.

NOTE 4 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

PREFERRED STOCK

Preferred stock represents preferred equity in companies. The preferred stock owned by the Company is convertible at the Company's discretion. For these securities, the Company uses the exchange-quoted price of the common stock equivalents to value the securities. They are classified within Level 2 or Level 3 of the fair value hierarchy depending on the availability of an observable stock price on actively traded markets.

As of December 31, 2014, there was no preferred stock held.

The following table summarizes quantitative information about the significant unobservable inputs used in the fair value measurement of the Company's Level 3 financial instruments:

	Valuation Technique	Unobservable Input	Range	Weighted Average
Financial instruments and other inventory positions owned:				
Stock warrants	Black-Scholes option pricing model	Stock volatility	55 - 368%	161%

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Assets at Fair Value at December 31, 2014			
	Level 1	Level 2	Level 3	Total
Assets - Securities Owned:				
Corporate equities	$ 210,267	$ -	$ 282,058	$ 492,325
Stock warrants	-	-	1,191,401	1,191,401
	$ 210,267	$ -	$ 1,473,459	$ 1,683,726

NOTE 4 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

The following summarizes the change in carrying values associated with Level 3 financial instruments for the year ended December 31, 2014:

	Corporate Equities	Stock Warrants	Purchase Option	Preferred Stock	Total
Balance at January 1, 2014	$ 78,668	$ 568,756	$ 24,056	$ 234	$ 671,714
Purchases or receipts (a)	283,715	1,132,526	-	-	1,416,241
Sales or exercises	(25,328)	(77)	-	-	(25,405)
Transfer out of	(91,758)	-	-	-	(91,758)
Gains (losses):	-	-	-	-	-
Realized	(60,205)	-	-	-	(60,205)
Unrealized	96,966	(509,804)	(24,056)	(234)	(437,128)
Balance at December 31, 2014	$ 282,058	$ 1,191,401	$ -	$ -	$ 1,473,459
Change in unrealized gains (losses) relating to instruments still held at December 31, 2014	$ 60,651	$ (509,804)	$ (24,056)	$ (234)	$ (473,443)

(a) Includes purchases of securities and securities received for services

SECURITIES SOLD, NOT YET PURCHASED

Securities sold not yet purchased are comprised primarily of exchange-traded equity securities that the Company sold short based on expectations of future market movements and conditions. They are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 liability of the fair value hierarchy. As of December 31, 2014, securities sold not yet purchased were nil.

TRANSFERS WITHIN THE FAIR VALUE HIERARCHY

The Company assesses its financial instruments on a quarterly basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels occur at the end of the reporting period. There were no significant transfers among our Level 1, Level 2 and Level 3 classified instruments during the year ended December 31, 2014.

NOTE 5 - EQUIPMENT AND FIXTURES

Equipment and fixtures consisted of the following at December 31, 2014:

Computer equipment	$ 240,037
Furniture and equipment	546,154
Leasehold improvements	774,833
	1,561,024
Less accumulated depreciation	(1,469,617)
	$ 91,407

No equipment or fixtures were purchased through capital lease financing during the year ended December 31, 2014.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) defined contribution plan. The 401(k) plan allows eligible employees to contribute up to 15% of their compensation, subject to a statutory prescribed annual limit. Employee contributions and earnings thereon vest immediately. Although the Company may make discretionary contributions to the 401(k) plan, none was made during 2014.

NOTE 7 - STOCK-BASED COMPENSATION EXPENSE

The Company's Parent grants stock based awards to employees on behalf of the Company. The Company measures and recognizes compensation expense based on estimated fair values for all stock-based awards made to its employees, including stock options. The Company estimates fair value of stock-based awards on the date of grant using the Black-Scholes option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense in the Company's statements of operations over the requisite service periods. Since stock-based compensation expense is based on awards that are ultimately expected to vest, stock-based compensation expense has been reduced to account for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures significantly differ from those estimates.

NOTE 7 - STOCK-BASED COMPENSATION EXPENSE (CONTINUED)

To calculate stock-based compensation resulting from the issuance of options and restricted stock the Parent uses the Black-Scholes option pricing model, which is affected by the Parent's fair value of its stock price as well as assumptions regarding a number of subjective variables. These variables include, but are not limited to the Parent's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. No tax benefits were attributed to the stock-based compensation expense because a valuation allowance was maintained for all net deferred tax assets.

During the year ended December 31, 2014, the Company recorded approximately $665,000 of stock based compensation for options granted and restricted stock issued by the Parent to the Company's employees. Stock based compensation was included as a component of compensation and benefits.

The Black-Scholes option valuation model was used to estimate the fair value of the options granted. The model includes subjective input assumptions that can materially affect the fair value estimates. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and that are fully transferable.

The principal assumptions used in applying the Black-Scholes model along with the results from the model were as follows:

Expected Volatility	211.26%
Average expected term (years)	3.74
Risk-free interest rate	1.25%
Dividend yield	-

As of December 31, 2014, there was approximately $406,000 of total deferred compensation costs related to share-based compensation arrangements. Such costs will be charged ratably over the remaining vesting term of 2.92 years.

NOTE 8 - RELATED PARTY TRANSACTIONS

SECURED DEMAND NOTES

On August 31, 2012, the Company entered into a three year secured demand note with the Parent in the amount of $175,000 bearing interest at 8% per annum, payable quarterly.

On June 30, 2014, the Company entered into two three-year secured demand notes with the Company's Chief Executive Officer and a director of the Company who are also shareholders, in the amount of $100,000 and $364,000, respectively. The notes bear interest at 8% per annum, payable quarterly.

The above notes comply with FINRA's prescribed regulations and are accounted for as equity subordination in accordance with SEC Rule 15c3-1(d). The notes are subordinated to the claims of present and future creditors of the Company and cannot be repaid, if such repayment will cause the Company to fail to meet its minimum net capital requirements in accordance with SEC Rule 15c3-1. The notes were collateralized with $694,000 of marketable and fixed income securities as of December 31, 2014.

Accordingly, the statement of financial condition includes both assets ("Secured demand notes receivable") and the corresponding liability ("Secured demand notes payable").

SHORT-TERM SUBORDINATED BORROWINGS

On December 30, 2014, the Company borrowed $495,000 from the Co-Chairman of the Parent's Board of Directors. The loan was in the form of a temporary subordinated loan in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934. The loan and related fees were paid in full on February 3, 2015.

On October 23, 2014, the Company borrowed $300,000 from the Co-Chairman of the Parent's Board of Directors. The loan was in the form of a temporary subordinated loan in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934. The loan and related fees were paid in full on November 5, 2014.

NOTE 8 - RELATED PARTY TRANSACTIONS (CONTINUED)

LONG-TERM SUBORDINATED BORROWINGS

On August 31, 2012, the Company borrowed $250,000 from the Parent at an annual interest rate of 8%, payable quarterly in arrears, with a maturity date of August 31, 2015. As of December 31, 2014, this note remains outstanding and is included in subordinated borrowings from parent.

On December 30, 2011, the Company borrowed $700,000 from the Parent at an annual interest rate of 9%, payable quarterly in arrears, with a maturity date of December 31, 2014. As of December 31, 2014, this note remains outstanding and is included in subordinated borrowings from parent. On January 1, 2015, this note was converted to capital contribution.

On September 29, 2010, the Company borrowed $1,000,000 from the Parent at an annual interest rate of 8%, payable monthly in arrears, with a maturity date of September 29, 2014 on which date the loan was extended to September 29, 2016. As of December 31, 2014, this note remains outstanding and is included in subordinated borrowings from parent.

OTHER RELATED PARTY TRANSACTIONS

On June 17, 2014, the Company sold 1 share each of common stock to the Company's Chief Executive Officer and the Parent's Chairman of the Audit Committee for $96.00 per share.

From time to time, officers and employees of the Company may invest in private placements which the Parent arranges and for which the Company charges investment banking fees.

The Company's employees may, at times, provide certain services and supporting functions to its affiliate entities. The Company is not reimbursed for any costs related to providing those services.

NOTE 9 - INCOME TAXES

The Company accounts for income taxes under the provisions of Accounting Standards Codification ("ASC") 740 - Income Taxes. ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and the expected future tax benefit to be derived from tax loss and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

As of December 31, 2014, the Company had approximately $14.5 million of U.S. federal and state net operating loss carryovers available to offset future taxable income. These net operating losses which, if not utilized, begin expiring in the year 2028. In accordance with Section 382 of the Internal Revenue Code, deductibility of the Company's net operating loss carry over may be subject to an annual limitation in the event of a change of control.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. ASC 740 - "Income Taxes" requires that a valuation allowance be established when it is "more likely than not" that all, or a portion of, deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates, the length of carry-back and carry-forward periods, and expectations of future profits.

The Company believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance as of December 31, 2014. For the year ended December 31, 2014 the change in deferred tax asset valuation allowance was approximately $473,000.

NOTE 9 - INCOME TAXES (CONTINUED)

As of December 31, 2014 the Company's deferred tax assets (liabilities) consisted of the effects of temporary differences attributable to the following:

Federal net operating loss carryovers	$ 4,921,052
State net operating loss carryovers	1,139,558
Accrued compensation	455
Accrued expenses	89,402
Deferred rent	227,069
Stock based compensation	1,103,363
Allowance for doubtful accounts	55,587
Fixed asset depreciation	438,110
Unrealized loss	4,850,546
Total	12,825,142
Valuation allowance	(12,825,142)
Deferred tax asset, net of valuation allowance	$ -

The Company evaluated the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

NOTE 9 - INCOME TAXES (CONTINUED)

As of December 31, 2014, no liability for unrecognized tax benefits was required to be reported. The Company does not expect any significant changes in its unrecognized tax benefits in the next year.

The Company is included in US federal and state tax returns with its Parent. These tax returns are subject to examination by tax authorities for years beginning in December 31, 2011.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for its registrants. As of December 31, 2014, the Company had regulatory net capital, as defined, of $949,000, which exceeded the amount required by $651,000. The Company complies with the alternative net capital requirement allowed in Appendix E of Rule 15c3-1. The Company is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customer securities or cash.

Under its rules, FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals by the Company are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CREDIT RISK

FINANCIAL INSTRUMENTS

The Company trades securities that are primarily traded in the United States markets. As of December 31, 2014, the Company had not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps, or derivatives that would expose the Company to significant related off-balance sheet risk.

In addition, the Company, from time to time, has sold securities it does not currently own in anticipation of a decline in the fair value of that security (securities sold, not yet purchased). When the Company sells a security short and borrows the security to make a delivery, a gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, is realized as the fair value of the underlying security decreases or increases, respectively.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CREDIT RISK (CONTINUED)

FINANCIAL INSTRUMENTS (CONTINUED)

Market risk is primarily caused by movements in market prices of the Company's trading and investment account securities. The Company's trading securities and investments are also subject to interest rate volatility and possible illiquidity in markets in which the Company trades or invests. The Company seeks to control market risk through monitoring procedures. The Company's principal transactions are primarily long and short equity and debt transactions.

CREDIT RISK

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with clearing organizations, customer activities may expose the Company to off-balance sheet credit risk.

Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to private placements of securities and financial advisory services.

OFF-BALANCE SHEET ARRANGEMENTS

The Company was not a party to any off-balance sheet arrangements during the year ended December 31, 2014. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The following is a table summarizing significant commitments as of December 31, 2014, consisting of future minimum lease payments under all non-cancelable capital and operating leases and contracts with initial or remaining terms in excess of one year.

	Office	Operating	Total
2015	$ 1,343,760	$ 635,700	$ 1,979,460
2016	1,353,354	37,200	1,390,554
2017	1,421,854	37,200	1,459,054
2018	1,437,268	-	1,437,268
2019	1,447,599	-	1,447,599
Thereafter	742,063	-	742,063
Total Commitments	$ 7,745,898	$ 710,100	$ 8,455,998

On August 22, 2013, the Parent entered into an office lease for its San Francisco corporate office commencing in January 2014 and expiring in April 2020. The Parent leases its New York office under a non-cancelable operating lease that expires in July 2020.

Future annual minimum lease payments related to its various operating leases are included in the table below. Included in Operating Commitments in the table below includes non-cancelable contracts for operating services, such as market data services.

NOTE 13 - LEGAL PROCEEDINGS

From time to time, the Company is involved in ordinary routine litigation incidental to its business. Currently, there is no litigation against the Company.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

NOTE 13 - LEGAL PROCEEDINGS (CONTINUED)

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

NOTE 14 - SUBSEQUENT EVENTS

The Parent made $120,000 and $150,000 capital contributions to the Company on January 20, 2015 and January 30, 2015, respectively.

On December 30, 2011, the Company borrowed $700,000 from the Parent at an annual interest rate of 9%, payable quarterly in arrears, with a maturity date of December 31, 2014. As of December 31, 2014, this note remains outstanding and is included in subordinated borrowings from parent. On January 1, 2015, this note was converted to capital contribution from the Parent.